FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of  March 2006


                             COLT TELECOM GROUP plc
                 (Translation of Registrant's Name into English)


                                 Beaufort House
                              15 St. Botolph Street
                                     London
                                    EC3A 7QN
                                     England

                       _________________________________
                    (Address of Principal Executive Offices)



(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                        Form 20-F..X...    Form 40-F.....



(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)


                              Yes .....    No ..X...


(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)



This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's Registration Statement on Form S-8 (Reg. No.333-8362)





COLT Telecom Group plc
10 March 2006

10 March 2006

COLT TELECOM GROUP PLC (the "Company")

Circular to Warrantholders

With reference to the announcement made on 23 February 2006, the Company announces that a circular has today been posted to holders of its warrants ("Warrantholders") in which it proposes to cancel all the outstanding warrants, in advance of the warrant expiry on 31 December 2006, in consideration for new ordinary shares. The proposal will be effected by way of a scheme of arrangement under section 425 of the Companies Act 1985. Approval of the proposal set out in the Circular will be sought at a Court convened meeting of the Warrantholders to be held on 27 March 2006.

There are currently 19,455 warrants outstanding covering 881,770 ordinary shares in the capital of the Company ("Ordinary Shares"). Under the current exercise terms, each warrant confers the right to subscribe for 45.323 Ordinary Shares at an exercise price of 52.06p per share.

If the Scheme becomes effective, the warrants will be cancelled without exercise. In consideration for such cancellation and release, Warrantholders will be entitled to receive Ordinary Shares with a value equal to the intrinsic value of the warrant plus 453.23p for each warrant so cancelled, which the Board considers to be fair and reasonable. The intrinsic value will be based on the average closing price of an Ordinary Share for the 10 business days prior to the anticipated warrant cancellation date.

As an illustration, using the closing price on 9 March 2006 (the latest practicable date before posting the Circular) of 68.75p per share, a Warrantholder would be entitled to 17.6 Ordinary Shares for each warrant held, representing a value per warrant of 1209.7p, and a total of 342,315 Ordinary Shares would fall to be issued pursuant to the Scheme.

Applications will be made to the UK Listing Authority for the Ordinary Shares issued on cancellation of the warrants to be admitted to the Official List and to the London Stock Exchange for the Ordinary Shares to be admitted to trading on the London Stock Exchange's market for listed securities. It is expected that admission will become effective and dealings in the Ordinary Shares issued on the cancellation of the warrants will commence on 10 April 2006. A request has been made to the UK Listing Authority to cancel the listing of the warrants on the Official List and to the London Stock Exchange to cancel the admission to trading of the warrants on the London Stock Exchange's main market for listed securities. It is intended that the warrants will be delisted when cancelled on 10 April 2006.

This notice it not an offer of securities for sale in the US. Securities may not be offered or sold in the US absent registration or an exemption for registration. The Ordinary Shares offered pursuant to the scheme of arrangement are being offered by means of the circular pursuant to an exemption from registration in the US.

Copies of this circular are available for inspection at the UK Listing Authority's Document Viewing Facility situated at the Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.

For further information please call Luke Glass at COLT on 020 7390 3900.


                                     SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.



Date: 10 March 2006                            COLT Telecom Group plc



                                               By: ___Caroline Griffin Pain___


                                               Caroline Griffin Pain
                                               Company Secretary